EXHIBIT L

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D/A is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: September 10, 2018

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY MIDSTREAM, INC.

By:	/s/ Dana C. O’Brien	By:	/s/ Dana C. O’Brien
Name:	Dana C. O’Brien	Name:	Dana C. O’Brien
Title:	Senior Vice President and General Counsel	Title:	Senior Vice President and General Counsel